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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

OPENTABLE, INC.
(Name of Subject Company)

OPENTABLE, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

68372A104
(CUSIP Number of Class of Securities)

Matthew J. Roberts
President and Chief Executive Officer
OpenTable, Inc.
One Montgomery Street, 7th Floor
San Francisco, California 94104
(415) 344-4200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Patrick A. Pohlen
Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025
(650) 328-4600

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

Name and Address.

        The name of the subject company is OpenTable, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is One Montgomery Street, 7th Floor, San Francisco, California 94104. The telephone number of the Company's principal executive office is (415) 344-4200.

Securities.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Schedule 14D-9") relates is the Company's common stock, par value $0.0001 per share (the "Common Stock"). As of June 19, 2014, there were 23,677,982 shares of Common Stock outstanding.

Item 2.    Identity and Background of Filing Person.

Name and Address.

        The Company is the person filing this Schedule 14D-9 and is the subject company. The Company's name, address and telephone number are set forth in Item 1 "Subject Company Information" above, which information is incorporated by reference herein.

Tender Offer.

        This Schedule 14D-9 relates to the tender offer by Rhombus, Inc., a Delaware corporation ("Acquisition Sub") and a wholly owned subsidiary of The Priceline Group Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock (collectively, the "Shares"), at a purchase price of $103.00 per Share, net to the seller thereof in cash, without interest (the "Consideration"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 25, 2014 (together with any amendments or supplements thereto, the "Offer to Purchase"), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the "Letter of Transmittal" and, which together with the Offer to Purchase, constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the "Schedule TO"), filed by Parent and Acquisition Sub with the Securities and Exchange Commission (the "SEC") on June 25, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated by reference herein.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 12, 2014, by and among Parent, Acquisition Sub and the Company (the "Merger Agreement"). The Merger Agreement provides that, among other things, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Acquisition Sub will be merged with and into the Company (the "Merger") in accordance with the General Corporation Law of the State of Delaware, as amended (the "DGCL"). Following the consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the acquired corporation. Accordingly, if Acquisition Sub consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

        At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by stockholders who have perfected their statutory rights of appraisal in connection with the Merger under Section 262 of the DGCL) will be cancelled and extinguished and automatically converted into the right to receive an amount in cash equal to the Consideration, less any applicable withholding taxes, except for Shares owned directly by Parent or Acquisition Sub or Shares held in treasury of the Company or by any of its wholly owned subsidiaries, in each case, other than any such Shares held on behalf of third parties, which Shares will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

        The Offer is initially scheduled to expire at 12:00 midnight, New York City time on July 24, 2014 (one minute after 11:59 P.M., New York City time, on July 23, 2014), subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (the "Expiration Date").

        The obligation of Acquisition Sub to accept for payment and to pay for any Shares validly tendered in the Offer and not properly withdrawn prior to the expiration of the Offer is subject to certain conditions, including (i) there being validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to the expiration of the Offer) and not validly withdrawn prior to the Expiration Date that number of Shares that would represent one Share more than one-half (1/2) of the sum of (i) all Shares then outstanding and (ii) all Shares that OpenTable may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares (including all then outstanding options, restricted stock units and other equity-based awards denominated in Shares that were granted pursuant to the Company's Amended and Restated 2009 Equity Incentive Award Plan (the "2009 Plan"), the Company's 1999 Stock Plan, as amended, and the UK Sub-Plan of the Company's 1999 Stock Plan (each a "Company Stock Plan")), regardless of the conversion or exercise price or other terms and conditions thereof, (ii) any applicable waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder having expired or been terminated and (iii) other customary conditions.

        Parent has formed Acquisition Sub in connection with the Merger Agreement, the Offer and the Merger. As set forth in the Offer to Purchase filed in connection with the Schedule TO, the principal executive offices of both Parent and Acquisition Sub are located at 800 Connecticut Avenue, Norwalk, Connecticut 06584, and the telephone number at such principal offices is (203) 299-8000.

        The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

        The Merger Agreement is summarized in Section 11—"The Merger Agreement; Other Agreements—The Merger Agreement" of the Offer to Purchase. The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

        The Company has made information relating to the Offer available online at investors.opentable.com and the Company has filed this Schedule 14D-9 and Parent and Acquisition Sub have filed the Schedule TO with the SEC at the website maintained by the SEC at www.sec.gov.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Schedule 14D-9, and in the Company's Proxy Statement filed on Schedule 14A with the SEC on April 25, 2014 (the "Proxy Statement"), as incorporated in this Schedule 14D-9 by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, Acquisition Sub or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Acquisition Sub and Parent.

Merger Agreement.

        The summary of the Merger Agreement contained in Section 11—"The Merger Agreement; Other Agreements—The Merger Agreement" of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15—"Conditions to the Offer" of the Offer to Purchase are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement.

        The Merger Agreement filed as Exhibit (e)(1) to this Schedule 14D-9 is intended to provide holders of Shares with information regarding the terms of the Merger Agreement and is not intended to update, modify or supplement any factual disclosures about the Parent, Acquisition Sub or the Company or any of their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purposes of allocating risk between the parties, rather than establishing matters as facts, and establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise. Such representations, warranties and covenants may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC, and in some cases were qualified by disclosures set forth in a disclosure letter that was provided by the Company to the other parties but is not publicly filed as part of the Merger Agreement. Stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent developments or new information may or may not be fully reflected in the parties' public disclosures.

Confidentiality Agreement.

        On April 23, 2014, the Company and Parent entered into a Confidentiality Agreement (the "Confidentiality Agreement"). Under the terms of the Confidentiality Agreement, Parent agreed, subject to certain exceptions, to keep confidential certain non-public information relating to the Company in connection with a possible transaction with the Company. The Confidentiality Agreement also includes a standstill provision that was subject to certain exceptions. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(7) hereto and is incorporated herein by reference.

Tender Support Agreements.

        On June 12, 2014, each of the Company's directors and executive officers entered into a Tender Support Agreement with Parent and Acquisition Sub (each, a "Tender Support Agreement"), pursuant to which each such executive officer and director agreed, among other things, to tender his Shares pursuant to the Offer. The summary of the Tender Support Agreement contained in Section 11—"The Merger Agreement; Other Agreements—Tender Support Agreements" of the Offer to Purchase is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Form of Tender Support Agreement, which is filed as Exhibit (e)(8) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

        In considering the recommendation of the Company board of directors (the "Company Board") as set forth in Item 4 below under the heading "Recommendation of the Company Board," the Company's stockholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger, which are described below, that are different from or in addition to those of the Company's stockholders generally. These interests may present such directors and officers with certain conflicts of interest. The Company Board was aware of these potential conflicts and considered them, along with the other factors described in this Item 3 and in Item 4 below under the heading "Background and Reasons for the Company Board's Recommendation," in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby.

Director and Officer Indemnification and Insurance.

        Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company has included in its amended and restated certificate of incorporation (the "Charter") a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted under the DGCL, as it now exists or may in the future be amended.

        Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. The Company has included in its Charter and its amended and restated bylaws (the "Bylaws") provisions that require the Company to provide the foregoing indemnification to the fullest extent permitted under the DGCL. In addition, the Company shall advance expenses incurred in connection with any such proceeding upon an undertaking to repay if indemnification is ultimately not permitted.

        In addition, the Company also maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

        The Company also has entered into indemnification agreements with each of its directors and executive officers, which generally provide for the indemnification of the indemnitee and for advancement and reimbursement of reasonable expenses (subject to limited exceptions) incurred in various legal proceedings in which the indemnitee may be involved by reason of his or her service as an officer or director. This description of the indemnification agreements entered into between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(2) hereto, which is incorporated herein by reference.

        Pursuant to the Merger Agreement, after the Effective Time, Parent and the Surviving Corporation have agreed to indemnify and hold harmless all past and present directors or officers of the Company or its subsidiaries and all individuals serving at the request of the Company as an officer or director of any other entity with respect to all actions by them in such capacities or taken at the request of the Company or its subsidiaries prior to Effective Time to the fullest extent that the Company or such subsidiary would have been permitted to indemnify and hold harmless such individuals pursuant to applicable law. In addition, Parent and the Surviving Corporation have agreed that all rights to exculpation or indemnification for acts or omissions occurring prior to the Effective Time existing as of the date of the Merger Agreement in favor of the past and present directors and officers of the Company or its subsidiaries and their respective affiliates or any of their predecessors in all of their capacities (including as stockholder, controlling or otherwise) and the heirs, executors, trustees, fiduciaries and administrators of such officer or director (each, a "D&O Indemnitee"), as provided in the organizational documents of the Company or its subsidiaries (including the Charter and Bylaws) or any agreement will survive the Offer and the Merger, continue in full force and effect in accordance with their terms and be fulfilled and honored by Parent or the Surviving Corporation to the maximum extent that the Company or its applicable subsidiary, as applicable, would have been permitted to fulfill and honor them by applicable law. Parent has also agreed to, and will cause the Surviving Corporation and its subsidiaries to, cause, for a period of six years from the Effective Time, the organizational documents of the Surviving Corporation and its subsidiaries (including the Charter and Bylaws) to contain indemnification and exculpation provisions no less favorable than those in existence in such documents as of immediately prior to the Effective Time, and during such six-year period, such provisions will not be amended, repealed or otherwise modified in any respect, except as required by applicable law.

        The Merger Agreement further provides that, prior to the Effective Time, Parent will, or will cause the Surviving Corporation to, obtain and fully pay the premium for a non-cancellable extension of the directors' and officers' liability coverage of the Company's existing directors' and officers' insurance policies and the Company's existing fiduciary liability insurance policies (collectively, the "D&O Insurance"), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company's current D&O Insurance carrier with respect to directors' and officers' liability insurance in an amount and scope at least as favorable as the Company's existing policies, subject to an agreed cap on the premium amount for such "tail" insurance policies

        If Parent or the Surviving Corporation fails to purchase such "tail" insurance policies as of Effective Time, (i) the Surviving Corporation will maintain in effect, for a period of six years from and after the Effective Time, the D&O Insurance in effect as of the date of the Merger Agreement with the Company's current insurance carrier (or a carrier with the same or better credit rating) with respect to directors' and officers' liability insurance in an amount and scope at least as favorable as the

Company's existing policies, or (ii) Parent will provide, or cause the Surviving Corporation to provide, for a period of six years from the Effective Time, the D&O Indemnitees who are insured under the Company's D&O Insurance with comparable D&O Insurance that provides coverage for events that occurred on or before the Effective Time from an insurance carrier with the same or better credit rating as the Company's current D&O Insurance carrier that is no less favorable than the Company's existing policy (or if substantially equivalent coverage is unavailable, the best available coverage). However, in no event will Parent or the Surviving Corporation be required to pay an annual premium amount in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement by the Company for such insurance, and if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available with respect to matters occurring prior to the Effective Time for a cost not exceeding such amount.

Consideration for Shares Tendered Pursuant to the Offer.

        If the directors and executive officers of the Company (and their affiliated trusts) who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company who tender their Shares pursuant to the Offer. As of June 19, 2014, the directors and executive officers of the Company beneficially owned, in the aggregate, 401,163 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise of stock options or settlement of restricted stock units held by such individuals. If the directors and executive officers were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Acquisition Sub, the directors and executive officers (and their affiliated trusts) would receive an aggregate of $41,319,789 in cash, without interest, less any required withholding taxes. For a description of the treatment of stock options and restricted stock units held by the directors and executive officers of the Company, see below under the heading "Effect of the Merger on Stock Options and Restricted Stock Units."

        The following table sets forth, as of June 19, 2014, the cash consideration that each executive officer and non-employee director would be entitled to receive in respect of his outstanding Shares if such individual were to tender all of his outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Acquisition Sub.

Name	Number of Shares	Consideration Payable in Respect of Shares
Matthew J. Roberts	—	$—
I. Duncan Robertson	—	$—
Michael E. Dodson	—	$—
Joseph Essas	—	$—
A. George "Skip" Battle	51,499	$5,304,397.00
J. William Gurley	144,450	$14,878,350.00
Robert H. Hohman	—	$—
Thomas H. Layton	193,550	$19,935,650.00
Daniel H. Meyer	11,664	$1,201,392.00
Paul Pressler	—	$—

Effect of the Merger on Stock Options and Restricted Stock Units.

  Stock Options

        Pursuant to the Merger Agreement, at the Effective Time, each option to acquire Shares (each, a "Company Option") granted under a Company Stock Plan that is outstanding and vested as of immediately prior to the Effective Time will be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash (rounded down to the nearest whole cent and less any required tax withholdings) equal to the product obtained by multiplying (i) the aggregate number of Shares subject to such Company Option immediately prior to the Effective Time and (ii) the excess, if any, of the Consideration less the exercise price per share of such Company Option (the "Option Consideration").

        Pursuant to the Merger Agreement, at the Effective Time, each Company Option that is outstanding and is unvested as of immediately prior to the Effective Time will be assumed by Parent and converted automatically at the Effective Time into an option to purchase shares of common stock of Parent ("Parent Common Stock") having the same terms and conditions as the Company Option (each, an "Assumed Option"), except that (i) each such Assumed Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of (A) the number of Shares underlying such Company Option as of immediately prior to the Effective Time, multiplied by (B) a fraction (such ratio, the "Exchange Ratio"), the numerator of which is the Consideration and the denominator of which is the volume weighted average price for a share of Parent Common Stock for the five trading days immediately prior to (and excluding) the Closing Date as reported by Bloomberg, L.P. (the "Parent Closing Price"), and rounding such product down to the nearest whole number of shares of Parent Common Stock (the amount of such rounding, the "Fractional Cancelled Option") and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such Assumed Option will be equal to the quotient determined by dividing (A) the exercise price per Share of such Company Option as of immediately prior to the Effective Time by (B) the Exchange Ratio, and rounding such quotient up to the nearest whole cent (such exercise price, the "Assumed Option Exercise Price") and (iii) the Fractional Cancelled Option will be converted into the right to receive an amount in cash, rounding such amount down to the nearest whole cent and less any required tax withholdings, equal to the product obtained by multiplying (A) the aggregate number of shares of Parent Common Stock subject to such Fractional Cancelled Option immediately after the Effective Time and (B) the excess, if any, of the Parent Closing Price less the Assumed Option Exercise Price (the "Fractional Cancelled Option Consideration").

        The following table sets forth the number of vested and unvested Company Options held by each executive officer and director as of June 19, 2014, and the cash consideration that each such executive officer and director would be entitled to receive in respect of his outstanding vested Company Options at the Effective Time pursuant to the Merger Agreement. Amounts in the following table are exclusive of the payment of any Fractional Cancelled Option Consideration.

Name	Number of Vested Shares Subject to Company Options	Number of Unvested Shares Subject to Company Options	Consideration Payable in Respect of Vested Company Options
Matthew J. Roberts	391,965	127,082	$25,558,874
I. Duncan Robertson	48,502	45,143	$3,103,643
Michael E. Dodson	97,037	109,956	$6,880,645
Joseph Essas	1	104,167	$65
A. George "Skip" Battle	43,200	10,800	$1,989,900
J. William Gurley	32,400	10,800	$1,340,172
Robert H. Hohman	24,133	29,467	$1,210,506
Thomas H. Layton	32,400	10,800	$1,340,172
Daniel H. Meyer	75,200	10,800	$5,037,900
Paul Pressler	47,200	10,800	$2,370,900

  Restricted Stock Units

        Pursuant to the Merger Agreement, at the Effective Time, each restricted stock unit with respect to Shares that was granted pursuant to a Company Stock Plan (each, a "Company RSU") that is outstanding immediately prior to the Effective Time shall be assumed by Parent and converted automatically at the Effective Time into a restricted stock unit award denominated in shares of Parent Common Stock having the same terms and conditions as the award of Company RSUs (each, an "Assumed RSU Award"), except that (i) each such award of Company RSUs will entitle the holder, upon settlement, to that number of whole shares of Parent Common Stock equal to the product of (A) the number of Shares that were issuable with regard to such award of Company RSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, and rounding such product down to the nearest whole number of shares of Parent Common Stock (the amount of such rounding, the "Fractional Cancelled RSU") and (ii) the Fractional Cancelled RSU will be converted into the right to receive an amount in cash, rounding such amount down to the nearest whole cent and less any required tax withholdings, equal to the product obtained by multiplying (A) the number of shares of Parent Common Stock that were issuable with regard to such Fractional Cancelled RSU immediately after the Effective Time, multiplied by (B) the Parent Closing Price (the "Fractional Cancelled RSU Consideration").

        As of June 19, 2014, no executive officer or director of the Company held any Company RSUs.

Offer Letter Agreements.

        The Company has entered into offer letter agreements with each of Matthew Roberts, the Company's President and Chief Executive Officer, I. Duncan Robertson, the Company's Chief Financial Officer, Joseph Essas, the Company's Chief Technology Officer, and Michael Dodson, the Company's Senior Vice President of Sales. Pursuant to their respective offer letter agreements, which are described in more detail below, each of Messrs. Roberts, Robertson and Essas is entitled to receive certain severance payments and benefits upon certain qualifying terminations of employment.

        Matthew J. Roberts.    On January 3, 2012, the Company entered into an amended and restated offer letter agreement with Mr. Roberts that sets forth the terms and conditions of Mr. Roberts' employment as the Company's President and Chief Executive Officer, effective as of January 1, 2012. Pursuant to the agreement, Mr. Roberts is entitled to an annual base salary equal to $500,000 and is eligible to participate in benefit plans and programs made available to senior executives generally. The agreement provides that, in the event Mr. Roberts' employment is terminated by the Company without "cause" or Mr. Roberts experiences a "constructive termination" (each such term as defined in the offer letter agreement), in each case, within the 12 months following a change in control of the Company, subject to his execution and non-revocation of a general release of claims, he is entitled to receive (i) continued payment of his base salary for 12 months following termination, (ii) Company-subsidized continued health benefits for up to 12 months following termination, and (iii) 12 months' vesting acceleration with respect to all of his equity awards.

        I. Duncan Robertson.    On January 4, 2012, the Company entered into an amended and restated offer letter agreement with Mr. Robertson that sets forth the terms and conditions of Mr. Robertson's employment as the Company's Chief Financial Officer, effective as of January 1, 2012. Pursuant to the agreement, Mr. Robertson is entitled to an annual base salary equal to $300,000 and eligible to participate in benefit plans and programs made available to senior executives generally. The agreement provides that, if Mr. Robertson's employment is terminated by the Company without "cause" or Mr. Robertson experiences a "constructive termination" (each such term as defined in the offer letter agreement), in each case, within the 12 months following a change in control of the Company, subject to his execution and non-revocation of a general release of claims, he is entitled to receive (i) continued payment of his base salary for six months following termination, (ii) Company-subsidized continued health benefits for up to six months following termination, and (iii) six months' vesting acceleration with respect to all of his equity awards.

        Joseph Essas.    On June 8, 2012, the Company entered into an offer letter agreement with Mr. Essas, setting forth the terms and conditions of his employment as the Company's Chief Technology Officer, effective as of July 18, 2012. Pursuant to the agreement, Mr. Essas is entitled to an annual base salary equal to $350,000 and eligible to participate in benefit plans and programs made available to senior executives generally. In addition, pursuant to the agreement, Mr. Essas is eligible to earn an annual performance bonus targeted at $150,000. The agreement provides that, if Mr. Essas' employment is terminated by the Company without "cause" or Mr. Essas experiences a "constructive termination" (each such term as defined in the offer letter agreement), in each case, within 12 months following a change in control of the Company, subject to his execution and non-revocation of a general release of claims, he is entitled to receive (i) continued payment of his base salary for six months following termination, (ii) Company-subsidized continued health benefits for up to six months following termination, and (iii) six months' vesting acceleration with respect to all of his equity awards.

        Michael Dodson.    On February 22, 2002, the Company entered into an offer letter agreement with Mr. Dodson, setting forth the terms and conditions of his employment as the Company's Senior Vice President of Sales. Mr. Dodson is not entitled to receive any severance payments or benefits pursuant to his offer letter agreement.

        The following table sets forth quantitative estimates of the benefits that would have become payable to each of Messrs. Roberts, Robertson and Essas if such executive officer had incurred a qualifying termination in connection with a change in control on June 19, 2014, assuming that such termination occurred within the twelve months following the change in control. Amounts below reflect potential payments based on the price per share to be paid by Parent in the Offer of $103.00 per share, and the number of Shares subject to the applicable executive officer's unvested equity awards held as of June 19, 2014.

Name	Salary Continuation	Value of Accelerated Equity Awards	Value of COBRA Premiums	Total
Matthew J. Roberts	$500,000	$8,131,977	$19,323	$8,651,300
I. Duncan Robertson	$150,000	$1,155,467	$6,237	$1,311,704
Joseph Essas	$175,000	$1,632,750	$9,768	$1,817,518

        Copies of the offer letter agreements with the Company's executive officers have been included as Exhibits (e)(3) through (e)(5) to this Schedule 14D-9 and are incorporated herein by reference.

Continuing Employees.

        The Merger Agreement provides that, for a period of at least one year following the closing date of the Merger (the "Closing Date"), Parent will, or will cause the Surviving Corporation to, provide all employees of the Acquired Companies as of the Effective Time (the "Acquired Company Employees") with (i) base salary or wages and cash bonus opportunities (excluding equity compensation) that are no less favorable that the base salaries or wages and cash bonus opportunities (excluding equity compensation) provided by the Acquired Companies immediately prior to the Effective Time, (ii) pension and welfare benefits that are no less favorable, in the aggregate, than those provided by the Acquired Companies immediately prior to the Effective Time, and (iii) severance benefits that are no less favorable than those provided by the Acquired Companies immediately prior to the Effective Time.

        In addition, Parent will, or will cause the Surviving Company to, grant all Acquired Company Employees credit for any service with any Acquired Company earned prior to the Closing Date (i) for eligibility and vesting purposes and (ii) for purposes of vacation accrual and severance benefit determinations under any benefit or compensation plan, program, agreement or arrangement that may be established or that is maintained by Parent or the Surviving Corporation or any of its Subsidiaries on or after the Closing Date (each, a "Parent Plan"), except to the extent that such recognition would result in a duplication of benefits or that such service was not recognized under any similar employee benefit plan of the Acquired Companies. In addition, for purposes of each Parent Plan providing medical, dental, pharmaceutical, vision and/or other health benefits to any Acquired Company Employee, Parent will use commercially reasonable efforts to (x) cause to be waived all pre-existing condition exclusions and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements to the extent waived or satisfied by an Acquired Company Employee and his or her covered dependents under any Employee Plan as of the Closing Date and (y) cause any deductible, co-insurance and covered out-of-pocket expenses paid by any Acquired Company Employee (or covered dependent thereof) during the portion of the plan year in which such Acquired Company Employee participated in an Employee Plan to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket provisions after the Closing Date under any applicable Parent Plan in the applicable plan year.

        Pursuant to the Merger Agreement, as of the Effective Time, Parent will, or will cause the Surviving Corporation to honor, in accordance with their terms, all employment, change in control, severance and other compensation and benefits agreements, arrangements and policies existing prior to the execution of the Merger Agreement which are between the Company or any of its Subsidiaries and any director, officer, employee or consultant thereof. In addition, pursuant to the Merger Agreement, Parent acknowledges that the closing of the Merger constitutes a "Change in Control" for purposes of any executive agreement, employee benefit plan and related trust of the Acquired Companies.

Director Compensation.

        Since April 2009, following the Company's initial public offering, the Company has not paid cash compensation to the Company's non-employee directors. Under the 2009 Plan, each non-employee director receives an initial stock option grant to purchase 32,000 shares of Company common stock when he or she joins the Company Board, and thereafter an annual stock option grant to purchase 10,800 shares of the Company's common stock on the date of each annual meeting of stockholders (provided that such non-employee director shall have served on the Company Board for at least six months prior to the date of such annual meeting). The shares subject to initial stock option grants vest as to 25% of the underlying shares on each anniversary of the date of grant, and subsequent annual stock option grants vest on the earlier of the first anniversary of the date of grant and the date of the first annual meeting held following the date of grant. The shares subject to the initial stock option grants and subsequent annual stock option grants automatically vest in full and become exercisable immediately prior to a change in control of the Company.

        Members of the Company Board who are employees of the Company and who subsequently terminate employment with the Company and remain members of the Company Board will not receive an initial stock option grant, but, to the extent that they are otherwise eligible, such persons will receive, after termination of employment with the Company, annual stock option grants as described in the preceding paragraph (with the date of his or her termination of employment being deemed to be his or her date of initial election to the Company Board).

        The Company also reimburses directors for reasonable out-of-pocket travel expenses incurred in connection with attending meetings of the Company Board.

Executive Compensation.

        The key elements of the Company's executive compensation program generally include base salary, cash incentive bonuses, long-term equity incentives, retirement savings opportunity, perquisites and health and welfare benefits and post-termination benefits.

Section 16 Matters.

        Pursuant to the Merger Agreement, the Company Board has adopted a resolution so that the dispositions of equity securities of the Company resulting from the Offer by each officer or director of the Company who is subject to Section 16 of the Securities Exchange Act of 1934, as amended, will be an exempt transaction thereunder.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Company Board.

        At a meeting of the Company Board held on June 12, 2014, the Company Board unanimously: (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) resolved to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

        Based on the foregoing, and for the other reasons described in more detail below, the Company Board hereby unanimously recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

        A copy of a joint press release, dated June 13, 2014, issued by the Company and Parent, announcing the Offer and Merger, is included as Exhibit (a)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Company Board's Recommendation.

Background of the Offer.

        The Company Board and the Company's management regularly review the Company's operating and strategic plans, both near-term and long-term, as well as potential partnerships in an effort to enhance stockholder value. These reviews and discussions focus, among other things, on the opportunities and risks associated with the Company's business and financial condition and strategic relationships and other strategic options.

        During the weeks leading up to March 25, 2014, members of the Company Board discussed with members of the Company's management the possibility of whether it was an appropriate time to seek to determine what a third party may be willing to pay to acquire the Company and that this type of process would likely involve not only discussions with a financial advisor, but also contacting third parties to gauge their interest in any such potential acquisition.

        On March 25, 2014, the Company Board held a telephonic meeting with representatives of the Company's outside legal counsel, Latham & Watkins LLP ("Latham & Watkins"), present. At such meeting, the Company Board discussed exploring the Company's strategic alternatives, including a possible sale of the Company. The Company Board authorized the formation of a special committee, consisting of Messrs. Gurley, Layton and Roberts to lead the evaluation of such alternatives and to manage any outreach to third parties in connection with any process related thereto (the "Special Committee"). Representatives of Latham & Watkins reviewed the Company Board's fiduciary duties in connection with the consideration of the Company's strategic alternatives, including the Company Board's duties in connection with a possible sale of the Company.

        Later in the day on March 25, 2014, the Special Committee held a telephonic meeting to discuss strategic alternatives available to the Company as well as a preliminary strategy for outreach to certain third parties.

        On March 26, 2014, the Company Board held a telephonic meeting at which the Company Board delegated to the Special Committee the authority to identify, interview and retain a financial advisor that could advise the Special Committee and the Company Board on strategic alternatives.

        Later in the day on March 26, 2014, the Special Committee held a telephonic meeting to continue its discussion from the prior day concerning a strategy to contact certain third parties as part of the Special Committee's exploration of the Company's strategic alternatives. The Special Committee also discussed the potential engagement of financial advisors.

        On March 27, 2014, Mr. Gurley, at the direction of the Special Committee, contacted representatives of Qatalyst Partners LP ("Qatalyst") to discuss the Company's potential engagement of Qatalyst to act as the Company's financial advisor in connection with the exploration of the Company's strategic alternatives. During the course of the following several days, representatives of Qatalyst met with Mr. Layton and Mr. Gurley to discuss the terms of such engagement.

        On April 3, 2014, the Chief Executive Officer of Party 1 contacted Mr. Roberts via email to propose a meeting to discuss a possible business opportunity.

        On April 10, 2014, Mr. Roberts met with the Chief Executive Officer of Party 1, who suggested Party 1 would be interested in exploring an acquisition of the Company.

        On April 13, 2014, the Company Board held a telephonic meeting with members of the Company's management and representatives of Latham & Watkins present. At such meeting, the Company Board discussed contacts made by members of the Special Committee with Qatalyst regarding acting as a financial advisor in connection with the exploration of the Company's available strategic alternatives, including any potential sale of the Company. The Company Board also discussed contacts made by members of the Special Committee with Party 1. The Company Board authorized senior management of the Company to execute customary confidentiality agreements on behalf of the Company with third parties in connection with the process undertaken to explore the Company's strategic alternatives. Representatives of Latham & Watkins summarized for the Company Board its fiduciary duties in connection with such a process, including duties related to the implementation of certain defensive measures for the purpose of enabling the Company to further its strategic objectives.

        On April 15, 2014, Mr. Roberts had a follow-up phone call with the Chief Executive Officer of Party 1 who expressed his belief that there could be strong synergies from a potential acquisition of the Company by Party 1. The Chief Executive Officer of Party 1 indicated that it was interested in exploring a potential acquisition further, and both parties agreed to meet and discuss strategy, synergies and due diligence materials that would allow Party 1 to present an offer to the Company.

        On April 16, 2014, Mr. Roberts contacted Darren Huston, President and Chief Executive Officer of Parent via email to determine if Parent would be interested in exploring a potential acquisition of the Company.

        Later on April 16, 2014, Mr. Roberts also called the Chief Executive Officer of Party 2 to determine if Party 2 would be interested in discussing the possibility of a potential acquisition of the Company. The Chief Executive Officer of Party 2 expressed interest in exploring such a transaction and the parties agreed to set up an in-person meeting.

        Also on April 16, 2014, representatives of Qatalyst contacted the Chief Executive Officer of Party 3 to see if Party 3 would be interested in exploring a potential acquisition of the Company. The Chief Executive Officer of Party 3 declined to proceed with exploring a potential acquisition of the Company.

        On April 17, 2014, Mr. Gurley first contacted the Chief Executive Officer of Party 4 and then another senior executive of Party 4. After discussing the possibility of a potential acquisition of the Company, Party 4 indicated that Party 4 would be interested in exploring such a transaction. Following that discussion, Mr. Gurley connected the senior executive of Party 4 with Mr. Roberts to continue discussions.

        On April 18, 2014, the Company Board held a telephonic meeting with members of the Company's management and representatives of Latham & Watkins present. The Company Board discussed contacts made by members of the Special Committee with Parent, Party 1, Party 2, Party 3 and Party 4 and the status of discussions with such parties.

        Later that day, Mr. Roberts contacted Mr. Huston by telephone. Mr. Huston indicated that Parent was interested in exploring a potential acquisition of the Company. Both parties agreed to schedule a further in-person meeting with members of management from both parties in order for Parent to receive an overview of the Company and to discuss the strategic benefits of an acquisition of the Company and possible synergies resulting from an acquisition of the Company.

        Also on April 18, 2014, Mr. Roberts had a conference call with executives of Party 4. Party 4's executives indicated that Party 4 was interested in exploring a potential acquisition of the Company, and the parties agreed to set up an in-person meeting.

        Also on April 18, 2014, Mr. Gurley contacted a senior executive of Party 5. Such executive indicated interest in exploring a potential acquisition of the Company and agreed to meet with Mr. Roberts for additional information regarding the Company and the potential transaction.

        Also on April 18, 2014, representatives of Qatalyst contacted a senior executive of Party 6. After discussing the possibility of a potential acquisition, such executive agreed to check internal interest within Party 6 in pursuing a potential acquisition of the Company.

        On April 19, 2014, Party 2 executed a confidentiality agreement with the Company which included a standstill provision that terminated upon the execution of the Merger Agreement.

        Commencing on the morning of April 21, 2014 and continuing until the day of the execution of the Merger Agreement, members of the Special Committee and representatives of the Company's management, Qatalyst and Latham & Watkins, respectively, held daily conference calls to discuss the status of discussions with each party who expressed interest in exploring an acquisition of the Company.

        On April 21, 2014, Mr. Roberts and other members of management of the Company met with senior executives of Party 2 to provide further diligence information regarding the Company.

        Also on April 21, 2014, representatives of Qatalyst discussed with representatives of Parent the expected process of engagement between the parties in connection with Parent's exploration of an acquisition of the Company.

        On April 23, 2014, the Company Board held a telephonic meeting with members of management of the Company and representatives of Latham & Watkins present. The Company Board discussed contacts made by members of the Special Committee with Parent, Party 1, Party 2, Party 3, Party 4, Party 5 and Party 6. The Company Board also authorized Mr. Roberts to execute and deliver an engagement letter with Qatalyst incorporating the economic terms previously summarized for the Company Board by Mr. Roberts.

        On April 23, 2014, Parent executed the Confidentiality Agreement. Additionally, representatives of Qatalyst contacted senior executives of Party 6 to follow up on Party 6's interest in a potential acquisition of the Company. Such executives confirmed interest in exploring a potential acquisition of the Company and requested an in-person meeting between the parties to obtain further information regarding the Company.

        Also on April 23, 2014, senior executives of Party 2 contacted representatives of Qatalyst to confirm that Party 2 remained interested in pursuing a commercial relationship with the Company, but had determined that it would no longer pursue a potential acquisition of the Company.

        On April 24, 2014, both Party 1 and Party 4 executed confidentiality agreements with the Company, each of which included standstill provisions that terminated upon the execution of the Merger Agreement. Following execution of such confidentiality agreements, several members of the executive teams from both the Company and Party 4 had a meeting to share diligence information regarding the Company.

        On April 28, 2014, the Company Board held a telephonic meeting with the General Counsel of the Company and representatives of Latham & Watkins present. The Company Board discussed the status of the sale process and members of the Special Committee provided a summary of the status of discussions with each of the parties who had expressed interest in pursuing a potential acquisition of the Company.

        On April 29, 2014, executives from both Party 1 and the Company met to discuss a potential acquisition of the Company. Following such meeting, the executives attended a dinner where a potential acquisition was discussed further.

        On April 30, 2014, executives from both the Company and Parent met to further discuss a potential acquisition of the Company.

        Later on April 30, 2014, senior executives of Party 4 called representatives of Qatalyst to indicate interest in moving forward with the process of exploring a potential acquisition of the Company.

        On May 1, 2014, Mr. Huston called Mr. Roberts to discuss the previous day's meeting. Both parties agreed that the meeting was positive and Mr. Huston indicated Parent's interest in pursuing next steps with respect to a potential acquisition of the Company.

        On May 2, 2014, the Chief Executive Officer of Party 1 emailed Mr. Roberts to inform Mr. Roberts that Party 1's board of directors had been briefed the prior day. In the email, the Chief Executive Officer of Party 1 indicated that its board of directors was interested in moving forward with considering a possible acquisition of the Company and indicated that Party 1 expected to hire an investment bank to advise Party 1 in connection therewith.

        On May 5, 2014, the Company Board held a telephonic meeting with the General Counsel of the Company and representatives of Latham & Watkins present. The Company Board discussed the status of the sale process and Mr. Roberts provided a summary of the status of discussions with each of the parties who had expressed interest in pursuing a potential acquisition of the Company.

        On May 6, 2014, executives from the Company and Party 5 met to discuss and share preliminary due diligence information.

        On May 7, 2014, Party 6 executed a confidentiality agreement with the Company which did not include a standstill provision. Following execution of the confidentiality agreement, senior management at the Company and Party 6 met to discuss a potential acquisition of the Company.

        Later on May 7, 2014, senior management of both the Company and Party 4 met to discuss a potential acquisition of the Company. Party 4's financial advisor also attended this meeting.

        On May 8, 2014, the Company received a written due diligence request list from Party 4. The Company and its advisors worked to address the requests set forth on such list and further the process with Party 4.

        On May 9, 2014, Parent submitted an initial non-binding expression of interest for an acquisition of all of the outstanding Shares at a purchase price of $95 to $105 per share in cash, with the final purchase price to be determined following the completion of due diligence. Parent indicated that its willingness to proceed with an acquisition of the Company was contingent upon an exclusivity period of up to 75 days.

        Later on May 9, 2014, representatives of Qatalyst had a conference call with senior executives of Party 6. On that call, such executives expressed interest in pursuing a potential acquisition of the Company.

        On May 10, 2014, Mr. Roberts had an extensive discussion with the Chief Executive Officer of Party 1 and requested an update as to whether Party 1 remained interested in pursuing a potential acquisition of the Company. During the discussion, Mr. Roberts informed the Chief Executive Officer of Party 1 of the existence of other strategic interest in the Company. The Chief Executive Officer of Party 1 reaffirmed Party 1's interest in exploring a potential acquisition of the Company and indicated that Party 1 had hired a financial advisor in connection therewith.

        On May 12, 2014, representatives of Qatalyst held a call with Parent. At the direction of the Special Committee, representatives of Qatalyst indicated to members of Parent's senior management that the Company would be willing to continue working with Parent on a non-exclusive basis. Both parties understood that Parent would firm up its proposed offer price following a period of investigation involving further, more extensive due diligence of the Company.

        On May 13, 2014, Party 6 and Parent submitted respective written due diligence request lists. The Company and its advisors worked to address the lists and further the process with Party 6 and Parent.

        On May 15, 2014, Parent was provided access to the Company's electronic data room for the purpose of conducting due diligence on the Company.

        On May 16, 2014, Party 6 was provided access to the Company's electronic data room for the purpose of conducting due diligence on the Company.

        Also on May 16, 2104, Mr. Roberts contacted the Chief Executive of Party 1 via email to request an update on the status of Party 1's evaluation process and level of continued interest in a potential acquisition of the Company.

        Later on May 16, 2014, a senior executive of Party 4 called Mr. Roberts to reiterate that Party 4 had a strategic interest in exploring a potential acquisition of the Company. Later that day, Party 4 was provided access to the Company's electronic data room for the purpose of conducting due diligence on the Company.

        In the evening of May 18, 2014, Mr. Roberts and Mr. Huston had dinner in advance of a meeting between the two parties scheduled for the next day.

        On May 19, 2014, executive management of both the Company and Parent met to discuss a potential acquisition.

        Also on May 19, 2014, the Chief Executive Officer of Party 1 responded to Mr. Roberts' email inquiry sent May 16, 2014 and indicated that Party 1 was unsure whether a potential transaction was advisable at that time.

        On May 20, 2014, the Company Board held a telephonic meeting with members of the Company's management and representatives of Latham & Watkins present. The Company Board discussed the status of discussions with each of the parties who had expressed interest in pursuing a potential acquisition of the Company.

        Later on May 20, 2014, an executive from Party 4 contacted Mr. Roberts by telephone to reiterate that Party 4 remained interested in exploring a potential acquisition of the Company and that Party 4 was planning to submit an indication of interest the following week.

        On May 21, 2014, Party 6 declined to proceed any further in the investigation of a potential acquisition with the Company.

        Later on May 21, 2014, at the direction of the Special Committee, representatives of Qatalyst delivered an initial draft of the Merger Agreement to Parent.

        On May 23, 2014, Party 4 submitted an initial non-binding expression of interest for an acquisition of all of the outstanding Shares at a purchase price of $80 to $85 per share in cash. Party 4 indicated that its willingness to proceed with an acquisition of the Company was contingent upon an exclusivity period of 30 days.

        Later on May 23, 2014, representatives of Qatalyst instructed each of Parent and Party 4 to deliver their respective revised proposals to acquire the Company the following week. As directed by the Special Committee, representatives of Qatalyst indicated to Parent and Party 4 that the Company Board expected such proposals to reflect a best and final offer and that the Company Board expected to make a decision whether to proceed with an acquisition of the Company and to a definitive agreement providing for such an acquisition based on the proposals received the following week.

        On May 27, 2014, Qatalyst had a conference call with the financial advisors to Party 4. Qatalyst informed Party 4 that its offer was not high enough to accept, but that Party 4 should continue working with the Company in conducting due diligence and further exploring a potential acquisition of the Company on a non-exclusive basis.

        On May 28, 2014, representatives of Qatalyst contacted a senior executive of Parent to further discuss a potential acquisition of the Company and to re-iterate that any acquisition proposal submitted by Parent should reflect its best and final offer.

        On May 30, 2014, executive management from both the Company and Party 4 met to continue discussions regarding a potential acquisition of the Company.

        On June 2, 2014, Parent submitted its final proposal to representatives of Qatalyst for the acquisition of all of the outstanding Shares at a purchase price of $103 per share in cash ("Parent's Final Proposal"). Together with its proposal, Parent also delivered a revised draft of the Merger Agreement.

        Later on June 2, 2014, the Chief Executive Officer of Party 7 contacted each of Mr. Roberts, Mr. Gurley and Mr. Layton and expressed an interest in discussing a potential transaction or combination with the Company.

        On June 3, 2014, Party 4 verbally indicated to Mr. Roberts by telephone that Party 4's final proposal for the acquisition of all of the outstanding Shares was a purchase price of $85 per share in cash. Party 4 indicated that its willingness to proceed with an acquisition of the Company was contingent upon an exclusivity period of 21 days.

        On the evening of June 3, 2014, following receipt of Party 4's final proposal, the Company Board held a telephonic meeting with members of management and representatives of Qatalyst and Latham & Watkins present. Representatives of Qatalyst provided the Company Board with a detailed review of the process conducted by Qatalyst and summarized the participation and results of discussions with each party who had expressed interest in pursuing a potential acquisition of the Company. Representatives of Qatalyst also provided an update on the unsolicited inquiry received from Party 7 and reviewed with the Company Board the rationale of the Special Committee's decision not to solicit an acquisition proposal from Party 7 based on, among other factors, the Special Committee's unanimous view that Party 7 would be unable to consummate an all-cash acquisition of the Company without significant financing risk and that Party 7's current market capitalization suggested that there might not be significant upside to holding shares of Party 7's capital stock. Representatives of Qatalyst then discussed the proposals received from Parent and Party 4 with the Company Board. Representatives of Latham & Watkins then reviewed the Company Board's fiduciary duties in the context of the process of the sale of the Company and the terms of the revised draft of the Merger Agreement submitted by Parent. Following this discussion, the Company Board directed management to pursue an acquisition of the Company by Parent on the terms and conditions outlined in Parent's Final Proposal.

        Following the meeting of the Company Board on the evening of June 3, 2014, representatives of Qatalyst contacted a senior executive of Parent and informed such executive that the Company was interested in pursuing an acquisition of the Company by Parent, subject to the negotiation of an acceptable merger agreement, and that representatives of Latham & Watkins would contact representatives of Sullivan & Cromwell LLP ("Sullivan & Cromwell"), outside legal counsel to Parent, to discuss the negotiation of a definitive Merger Agreement.

        On June 4, 2014, the Company held a conference call with executives of Party 7. On this conference call, representatives of Party 7 indicated that Party 7 remained interested in exploring a potential combination with the Company. Management from each of Party 7 and the Company agreed to meet to further discuss the rationale of a potential combination.

        Commencing on June 4, 2014, there were a series of calls between the Company and Parent and their respective representatives, including Latham & Watkins and Sullivan & Cromwell LLP regarding due diligence matters. In addition, on June 4, 2014, representatives of Latham & Watkins and Sullivan & Cromwell discussed the revised draft of the Merger Agreement prepared by Sullivan & Cromwell.

        On June 4, 2014, representatives of Qatalyst informed Party 4 that its best and final offer was not compelling to the Company Board in light of competing proposals received and that the Company would be pursuing an alternative transaction with another party. Throughout the day on June 4, 2014, there were several discussions between executives of the Company and representatives of Qatalyst, on the one hand, and executives and representatives of Party 4, on the other hand. During such discussions, executives of the Company and representatives of Qatalyst encouraged Party 4 to submit an increased offer.

        In the evening of June 4, 2014, an executive of Party 4 informed Mr. Roberts by email that executives of Party 4 expected to meet on June 5, 2014 to consider an improved offer.

        In the evening of June 5, 2014, Party 4 submitted a revised proposal for the acquisition of all of the outstanding Shares with an increased purchase price of $92 per share in cash. Party 4 indicated that its willingness to proceed with an acquisition of the Company was contingent upon an exclusivity period of 7 days.

        On that same evening, Latham & Watkins sent a further revised draft of the Merger Agreement to Sullivan & Cromwell, which draft included revised provisions regarding the conditions to closing, the termination fee to be paid to Parent in the event of termination of the Merger Agreement and the Company's ability to take certain actions with respect to alternative acquisition proposals after the signing of the Merger Agreement. At the same time, Latham & Watkins sent an initial draft of the form of Tender Support Agreement to Sullivan & Cromwell.

        On June 8, 2014, Party 4's financial advisors contacted representatives of Qatalyst to inform them that Party 4 might potentially be willing to increase their per share offer price to around $95 per share. Representatives of Qatalyst encouraged Party 4 to submit an increased offer as soon as possible if Party 4 had an intention of revising its proposal.

        On June 9, 2014, Sullivan & Cromwell sent a further revised draft of the Merger Agreement to Latham & Watkins, which draft revised the transaction structure from a single-step merger to a two-step tender offer and merger pursuant to Section 251(h) of the DGCL, as well as reflecting additional changes with respect to provisions regarding the conditions to closing, the termination fee to be paid to Parent in the event of termination of the Merger Agreement and the Company's ability to take certain actions with respect to alternative acquisition proposals after the signing of the Merger Agreement. Also on June 9, 2014, Sullivan & Cromwell sent a revised draft of the form of Tender Support Agreement to Latham & Watkins and there was a conference call between executives of the Company and Parent and their respective advisors to discuss due diligence matters.

        On June 10, 2014, members of executive management from both the Company and Party 7 met in person. Party 7 further expressed interest in a strategic combination with the Company. Later that day, Latham & Watkins sent a further revised draft of the Merger Agreement to Sullivan & Cromwell.

        In the morning of June 11, 2014, representatives of Latham & Watkins and Sullivan & Cromwell discussed the revised draft of the Merger Agreement. Later that evening, Sullivan & Cromwell sent a further revised draft of the Merger Agreement to Latham & Watkins. On the same day, Latham & Watkins sent Sullivan & Cromwell a revised draft of the form of Tender Support Agreement.

        Later in the day on June 11, 2014, an executive of Party 4 contacted a representative of Qatalyst to state that the executive intended to speak with the Chief Executive Officer of Party 4 regarding the submission to the Company of a revised proposal. The representative of Qatalyst strongly encouraged such executive to speak with the Chief Executive Officer as soon as possible and to submit an increased offer as soon as possible if Party 4 had an intention of revising its proposal.

        Also on June 11, 2014, there was a conference call between executives of the Company and Parent and their respective advisors from Latham & Watkins and Sullivan & Cromwell to discuss final due diligence matters.

        In the early afternoon of June 12, 2014, Latham & Watkins sent a proposed final draft of the Merger Agreement to Sullivan & Cromwell.

        Later that day, on June 12, 2014, the Company Board held a telephonic meeting with the Company's legal and financial advisors. During the meeting, representatives of Qatalyst presented its financial analysis of the consideration to be received by the holders of Shares pursuant to the Merger Agreement to the Company Board and delivered to the Company Board its oral opinion, which was confirmed by delivery of a written opinion dated June 12, 2014, to the effect that, as of such date and based upon and subject to the considerations, limitations and other matters set forth therein, the consideration to be received by the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. In addition, representatives of the Company's outside legal counsel, Latham & Watkins, reviewed the Company Board's fiduciary duties in the context of the Company Board's strategic alternatives process. Latham & Watkins also reviewed the key provisions of the Merger Agreement, including structure and timing considerations, offer conditions, required regulatory approvals, non-solicitation provisions that would permit the Company to negotiate and accept an unsolicited superior proposal, subject to compliance with the Merger Agreement and Parent's matching rights, termination provisions, the termination fee, and circumstances under which the termination fee would be payable. The Company Board asked questions and discussed the provisions of the Merger Agreement and related documentation. After further discussion, the Company Board unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated therein, are advisable and in the best interests of the Company and its stockholders, (ii) approved the Offer, the Merger and the transactions contemplated by the Merger Agreement in accordance with the DGCL, (iii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares into the Offer.

        Later on June 12, 2014, the Merger Agreement was executed by the parties. The Tender Support Agreements were executed by Parent, Acquisition Sub and each executive officer and director of the Company.

        On June 13, 2014, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release has been filed as Exhibit (a)(4) and is incorporated herein by reference.

Reasons for the Recommendation of the Company Board.

        In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the stockholders accept the Offer and tender their Shares to Acquisition Sub pursuant to the Offer, the Company Board consulted with the Company's senior management and representatives of the Company's outside legal counsel, Latham & Watkins, and the Company's financial advisor, Qatalyst, respectively, and considered and analyzed a wide and complex range of factors. Based on these consultations, considerations and analyses, and the factors discussed below, the Company Board concluded that entering into the Merger Agreement with Parent and Acquisition Sub would yield the highest value reasonably available for the Company's stockholders and is fair to and in the best interests of the Company's stockholders.

        The Company Board believed the following material factors and benefits supported its unanimous determination and recommendation:

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  Transaction Financial Terms; Premium to Market Price.  The Company Board considered the relationship of the Consideration to the current and historical market prices of the Shares. The Consideration to be paid in cash for each Share would provide stockholders with the opportunity to receive a significant premium over the market price of the Shares. The Company Board reviewed the historical market prices, volatility and trading information with respect to the Shares, including the fact that the Consideration represented a premium of approximately 53% over the average closing price per share of the Shares on the Nasdaq Global Select Market for the twenty day period ending on June 12, 2014 and a premium of approximately 46% over the closing price per Share on June 12, 2014, the last trading day prior to the announcement that the parties had entered into the Merger Agreement;

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  The Company's Operating and Financial Condition; Prospects of the Company.  The Company Board considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company's financial plan and prospects if the Company were to remain an independent company and the potential impact on the trading price of the Shares (which is not feasible to quantify numerically). The Company Board discussed the Company's current financial plan, including the risks associated with achieving and executing upon the Company's business plan, the impact of general economic market trends on the Company's sales, as well as the general risks of market conditions that could reduce the Company's stock price;

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  Strategic Alternatives; Risks in Delaying Transaction with Parent.  The Company Board considered the possible alternatives to the acquisition of the Company by Parent (including the possibility of continuing to operate the Company as an independent entity and the likelihood that any other parties would consider making an offer to acquire the Company), the range of potential benefits to the Company's stockholders of these alternatives and the timing and the likelihood, taking into account risks of execution as well as business, competitive, industry and market risks, of accomplishing the goals of such alternatives. The Company Board also considered the possibility that Parent could withdraw its proposal to acquire the Company if the Company delayed proceeding with Parent's offer;

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  Highest Value Reasonably Obtainable.  The Company Board believed that the Consideration of $103.00 per Share represented the highest value reasonably obtainable for the Shares, based on the progress and outcome of its negotiations with Parent. The Company Board believed, based on these negotiations, that the Consideration was the highest price per Share that Parent was willing to pay and that the Merger Agreement contained the most favorable terms to the

    Company to which Parent was willing to agree. The Company Board also believed, based in part on the result of the process through which it solicited other potential buyers for the Company, that it was unlikely that any other potential buyer would be willing to pay more than $103.00 per Share to acquire the Company. The Company Board also considered the low probability that other companies who were not actively solicited by the Company or its financial advisors would have the ability or interest to make a proposal to acquire the Company at a higher price;

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  Cash Consideration; Certainty of Value.  The Company Board considered that the consideration to be paid to the Company's stockholders in the Offer and the Merger consists entirely of cash, which provides liquidity and certainty of value to the stockholders. The Company Board believed this certainty of value was compelling compared to the long-term value creation potential of the Company's business taking into account the risks of remaining independent and pursing the Company's current business and financial plans;

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  Business Reputation of Parent.  The Company Board considered the business reputation and substantial financial resources of Parent and its management, which the Company Board believed supported the conclusion that a transaction with Parent and Acquisition Sub could be completed quickly and without disruption to the Company's business;

  •
  Opinion of the Company's Financial Advisor.  The Company Board considered Qatalyst's oral opinion delivered to the Company Board on June 12, 2014, and subsequently confirmed by Qatalyst's written opinion to the Company Board dated such date, to the effect that, as of June 12, 2014, and based upon and subject to the considerations, limitations and other matters set forth in the written opinion, the consideration to be received by the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders and Qatalyst's related financial analyses presented to the Company Board in connection with the delivery of its oral opinion. The Company urges stockholders to read Qatalyst's written opinion, which is set forth in its entirety in Annex I to this Schedule 14D-9, and the discussion of the opinion and Qatalyst's analyses below under the heading "Opinion of the Company's Financial Advisor";

  •
  Appraisal Rights.  The Company Board considered the fact that the Company stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger;

  •
  The Merger Agreement.  For the reasons noted below, the Company Board believed that the provisions of the Merger Agreement were in the best interests of the Company and its stockholders. In particular:

  •
  No Financing Condition.  The Company Board considered the representation of Parent and Acquisition Sub that they have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition;

  •
  Ability to Respond to Certain Unsolicited Takeover Proposals.  While the Company is prohibited from soliciting any Acquisition Proposal (as defined in the Merger Agreement) or participating in any discussions or negotiations regarding an Acquisition Proposal, the Merger Agreement does permit the Company Board, subject to compliance with certain procedural requirements (including that the Company Board determine in good faith, after consultation with its financial advisor and outside legal counsel, that an unsolicited Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, as defined in the Merger Agreement), (i) to furnish information with respect to the Company and its subsidiaries to a person making such unsolicited Acquisition Proposal and (ii) to participate in discussions or negotiations with the person making such unsolicited

      Acquisition Proposal regarding the Acquisition Proposal, subject to the terms of the Merger Agreement;

    •
    Change in Recommendation/Termination Right.  The Company Board considered the ability of the Company under certain circumstances and subject to the conditions described in the Merger Agreement to entertain unsolicited Acquisition Proposals that constitute or could reasonably be expected to lead to a Superior Proposal, the ability of the Company Board in certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares, including in connection with a Superior Proposal, and the Company's right to terminate the Merger Agreement in order to enter into a definitive agreement with respect to Superior Proposal;

    •
    Termination Fee.  The Company Board was of the view that the $91 million termination fee payable by the Company to Parent, if the Merger Agreement is terminated for the reasons discussed in the Merger Agreement, was comparable to termination fees in transactions of a similar size, was reasonable and would not be likely to deter competing bids;

    •
    Conditions to the Consummation of the Offer; Likelihood of Consummation.  The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions to Acquisition Sub's obligations to accept for payment and pay for the Shares tendered pursuant to the Offer;

    •
    Conditions to the Consummation of the Merger; Likelihood of Consummating the Merger.  The Company Board considered the strong likelihood of the consummation of the Merger contemplated by the Merger Agreement after the acceptance for payment of the Shares tendered pursuant to the Offer by reason of the very few conditions to consummation of the Merger at that point in the overall transaction and the fact that the parties specifically elected to have the Merger Agreement governed by Section 251(h) of the DGCL;

    •
    Timing of Completion.  The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding Shares, which should allow stockholders to receive the Consideration in a relatively short time frame, followed by the Merger in which stockholders (other than the Company, Parent and Acquisition Sub) who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer. The Company Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company's business would be subject to the potential uncertainty of closing and related disruption;

    •
    Material Adverse Effect.  The Company Board considered the provisions in the Merger Agreement relating to the impact that a material adverse effect on the Company would have on the obligation of Parent and Acquisition Sub to consummate the Offer and the Merger, and particularly that any change, event, circumstance or development related to the Company or its business resulting from the execution, delivery, announcement or pendency of the Merger Agreement, compliance with the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, or failure by the Company to meet any internal or published projections, forecasts, estimates or analysts' expectations in respect of revenues, cash flow, earnings or other financial or operating metrics (in and of itself) are excluded from the determination of whether a material adverse effect on the Company has occurred that would permit Parent and Acquisition Sub to elect not to consummate the Offer;

    •
    Extension of Offer Period.  The Company Board considered that, under certain circumstances set forth in the Merger Agreement, Acquisition Sub could be required by the Company to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if certain conditions to the consummation of the Offer are not satisfied or waived; and

    •
    Enforcement.  The Company Board considered the Company's ability to seek specific enforcement of Parent's and Acquisition Sub's obligations under the Merger Agreement, thereby ensuring that the Company has an appropriate remedy in the event Parent and Acquisition Sub were to decline to comply with their obligations under the Merger Agreement.

        The Company Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:

  •
  No Stockholder Participation in Future Growth or Earnings.  The Company Board considered the fact that as a cash transaction, the Company's stockholders will be prevented from participating in the Company's potential future earnings and growth or benefit from any future increase in its value following the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, including potential growth from increased expansion of the Company's customer base both domestically and internationally;

  •
  Uncertainty of Transaction Completion; Consequences of Failure to Close.  The Company Board considered the fact that while the Company expects that the transactions contemplated by the Merger Agreement will be consummated, there can be no assurance that the conditions to the Offer or the Merger will be satisfied, and that as a result, the transactions may not be completed. If such transactions are not consummated, (i) the trading price of the Shares could be adversely affected, (ii) the Company will have incurred significant transaction and opportunity costs attempting to consummate the transactions contemplated by the Merger Agreement, (iii) the Company may have lost business partners and employees after the announcement of the Merger Agreement and the transactions contemplated thereby, (iv) the Company's business may be subject to disruption and (v) the market's perceptions of the Company's prospects could be adversely affected;

  •
  No Solicitation and Termination Fee.  Subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative acquisition proposals, and requires the Company to pay to Parent a termination fee in certain circumstances as described above;

  •
  Taxable Consideration.  The Company Board considered that gains from the Consideration to be received by the stockholders in the Offer and the Merger will be taxable to the stockholders for federal income tax purposes;

  •
  Impact of Announcement on the Company.  The Company Board considered the effect of a public announcement of the transactions on the Company's operations, stock price and employees and its ability to attract and retain key management, technical and sales personnel while the transactions contemplated by the Merger Agreement are pending; and

  •
  Conflicts of Interest.  The Company Board considered the fact that the Company's executive officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company's other stockholders, and the risk that these interests might influence their decision with respect to the transactions contemplated by the Merger Agreement.

        The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

Certain Financial Forecasts.

        The Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, earnings or other results, and the Company is particularly concerned with making such forecasts and projections due to the unpredictability of the underlying assumptions and estimates. In May 2014, at the direction of the Company Board as part of its on-going strategic planning process, including without limitation its due diligence process and evaluation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement, the Company's management prepared risk-adjusted financial forecasts regarding the Company for the fiscal years from 2014 to 2019 (the "Financial Forecasts"). The Financial Forecasts were developed for use only by the Company Board and Qatalyst.

        The Financial Forecasts were necessarily based on a variety of assumptions and estimates. The assumptions and estimates underlying the Financial Forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. The assumptions and estimates used to create the Financial Forecasts involve judgments made with respect to, among other things, sales growth rates, market size and growth rates, market share, future pricing, levels of operating expenses, revenues, development of additional future opportunities, pipeline products, milestone payments and probability of success, all of which are difficult to predict. The Financial Forecasts also reflect assumptions that do not reflect any of the effects of the Offer or the Merger, or any other changes or business decisions that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Offer or the Merger or otherwise. Accordingly, there can be no assurance that the assumptions and estimates used to prepare the Financial Forecasts will prove to be accurate, and actual results may materially differ. The Financial Forecasts are forward-looking statements and should not be relied upon as necessarily predictive of actual future results.

        The inclusion of the Financial Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its representatives considered or consider the Financial Forecasts to be necessarily predictive of actual future events, and the Financial Forecasts should not be relied upon as such.

        The Financial Forecasts are not being included in this Schedule 14D-9 to influence a stockholder's decision whether to tender his, her or its Shares into the Offer, but because the Financial Forecasts were made available by the Company's management to the Company Board and Qatalyst, and a subset of such Financial Forecasts were made available to Parent and Acquisition Sub, in connection with the evaluation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

        Neither the Company nor any of its representatives has made or makes any representation regarding the information contained in the Financial Forecasts, and except as may be required by applicable securities laws, none of them intends to update or otherwise revise or reconcile the Financial Forecasts to reflect circumstances existing after the date such Financial Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Financial Forecasts are shown to be in error.

        In connection with the due diligence review of the Company by Parent and Acquisition Sub and prior to the execution of the Merger Agreement, the Company's management provided Parent and Acquisition Sub with the Financial Forecasts for calendar years 2014 through 2016, excluding any Financial Forecasts in respect of Non-GAAP Net Operating Profit After Tax and Unlevered Free Cash Flow.

        A summary of the material projected financial information that was included in the Financial Forecasts is set forth below.

($MM)	2014	2015	2016	2017	2018	2019
Total Revenue	226	274	336	397	460	525
Adjusted EBITDA	86	107	133	163	193	226
Non-GAAP Operating Income	70	90	109	134	167	201
Non-GAAP Net Operating Profit After Tax	45	58	70	86	107	128
Unlevered Free Cash Flow	44	60	78	102	118	138

        Although presented with numerical specificity, the Financial Forecasts are not fact and reflect numerous assumptions and estimates made by the Company's management, including assumptions and estimates noted above. Moreover, the Financial Forecasts are based on certain future business decisions that are subject to change. The Financial Forecasts generally take into account estimated taxes and existing net operating loss carry forwards.

        The Financial Forecasts should be read together with the historical financial statements of the Company, which have been filed with the SEC, and the other information regarding the Company contained elsewhere in this Schedule 14D-9 and the Offer to Purchase. None of the Financial Forecasts were prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Financial Forecasts do not purport to present operations in accordance with U.S. generally accepted accounting principles. Neither the Company's independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The report of such independent registered public accounting firm included in the Company's Annual Report on Form 10-K for the year ended December 31, 2013 relates to the Company's historical financial information. It does not extend to the Financial Forecasts and should not be read as doing so.

        The Financial Forecasts do not and should not be read to update, modify or affirm any prior financial guidance issued by the Company. Stockholders are cautioned not to place undue reliance on this information in making a decision as to whether to tender their Shares in the Offer.

Opinion of the Company's Financial Advisor.

        The Company retained Qatalyst to act as financial advisor to the Company Board in connection with a potential transaction such as the Offer and the Merger (together, the "Transaction") and to evaluate whether the consideration to be received by the holders of Shares, other than Parent or any affiliates of Parent, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The Company selected Qatalyst to act as its financial advisor based on Qatalyst's qualifications, expertise, reputation and knowledge of the business and affairs of the Company and the industry in which it operates. Qatalyst has provided its written consent to the reproduction of Qatalyst's opinion in this Schedule 14D-9. At the meeting of the Company Board on June 12, 2014, Qatalyst rendered its oral opinion, that, as of such date and based upon and subject to the considerations, limitations and other matters set forth in the written opinion, the $103.00 per share cash consideration to be received by the holders of Shares, other than Parent or any affiliates of Parent, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Qatalyst delivered its written opinion, dated June 12, 2014, to the Company Board following the Board meeting.

        The full text of Qatalyst's written opinion, dated June 12, 2014 to the Company Board is attached hereto as Annex I and is incorporated by reference herein. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst in rendering its opinion. You should read the opinion carefully in its entirety. Qatalyst's opinion was provided to the Company Board and addresses only, as of the date of the opinion, the fairness from a financial point of view, of the $103.00 per share cash consideration to be received by the holders of Shares, other than Parent or any affiliates of Parent, pursuant to the Merger Agreement, and it does not address any other aspect of the Transaction. It does not constitute a recommendation as to whether any stockholder should tender Shares in connection with the Offer and does not in any manner address the price at which the Shares will trade at any time. The summary of Qatalyst's opinion set forth herein is qualified in its entirety by reference to the full text of the opinion.

        In arriving at its opinion, Qatalyst reviewed the Merger Agreement, certain related documents, and certain publicly available financial statements and other business and financial information of the Company. Qatalyst also reviewed certain forward-looking information prepared by the management of the Company, including financial projections and operating data of the Company, which are referred to as the "Financial Forecasts" described above in the section entitled "Certain Financial Forecasts." Additionally, Qatalyst discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company. Qatalyst also reviewed the historical market prices and trading activity for the Company's Common Stock and compared the financial performance of the Company and the prices and trading activity of the Company's Common Stock with that of certain other selected publicly-traded companies and their securities. In addition, Qatalyst performed such other analyses, reviewed such other information and considered such other factors as Qatalyst deemed appropriate.

        In arriving at its opinion, Qatalyst assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, Qatalyst by the Company. With respect to the Financial Forecasts, Qatalyst was advised by management of the Company, and Qatalyst assumed, that the Financial Forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and other matters covered thereby. Qatalyst assumed that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement, without any modification or delay. In addition, Qatalyst assumed, that in connection with the receipt of all the necessary approvals of the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company or the contemplated benefits expected to be derived in the proposed Transaction. Qatalyst did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor was Qatalyst furnished with any such evaluation or appraisal. In addition, Qatalyst relied, without independent verification, upon the assessment of the management of the Company as to the existing and future technology and products of the Company and the risks associated with such technology and products. Qatalyst's opinion has been approved by Qatalyst's opinion committee in accordance with its customary practice.

        Qatalyst's opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Events occurring after the date of the opinion may affect Qatalyst's opinion and the assumptions used in preparing it, and Qatalyst has not assumed any obligation to update, revise or reaffirm its opinion. Qatalyst's opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. Qatalyst's opinion is limited to the fairness, from a financial point of view, of the $103.00 per share cash consideration to be received by the holders of Shares, other than Parent or any affiliates of Parent, pursuant to the Merger Agreement, and Qatalyst expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to such consideration.

        The following is a brief summary of the material analyses performed by Qatalyst in connection with its opinion dated June 12, 2014. The analyses and factors described below must be considered as a whole; considering any portion of such analyses or factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Qatalyst's opinion. For purposes of its analyses, Qatalyst utilized both the consensus of third-party research analysts' projections, which we refer to as the "Street Projections", and the Financial Forecasts. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Qatalyst, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Qatalyst's financial analyses.

Illustrative Discounted Cash Flow Analysis

        Qatalyst performed an illustrative discounted cash flow ("DCF") analysis, which is designed to imply a potential, present value of share values for the Company's common stock as of March 31, 2014 by:

  •
  adding:

  (a)
  the implied net present value of the estimated future unlevered free cash flows of the Company, based on the Financial Forecasts, for the second through the fourth quarter of calendar year 2014 through calendar year 2018 (which implied present value was calculated by using a range of discount rates of 10.0% to 13.0%, based on an estimated weighted average cost of capital); and

  (b)
  the implied net present value of a corresponding terminal value of the Company, calculated by multiplying the estimated earnings before interest, taxes, depreciation, amortization, stock-based compensation and other non-recurring charges ("Adjusted EBITDA") in calendar year 2019, based on the Financial Forecasts, by a range of multiples of enterprise value to next-twelve-months estimated Adjusted EBITDA of 11.0x to 17.0x and discounted to March 31, 2014 using the same range of discount rates used in item (a) above;

  •
  adding the net cash of the Company as of March 31, 2014;

  •
  applying a dilution factor of 4% to reflect the dilution to current stockholders over the projection period due to the effect of future equity compensation grants projected by the Company's management;

  •
  dividing the resulting amount by the number of shares of the Company's common stock outstanding, adjusted for RSUs, and stock options outstanding, as provided by the Company's management as of June 10, 2014 using the treasury stock method.

        Based on the calculations set forth above, this analysis implied a range of values for the Shares of approximately $68.94 to $108.34 per share.

Selected Companies Analysis

        Qatalyst compared selected financial information and public market multiples for the Company with publicly available information and public market multiples for selected companies. The companies used in this comparison included those companies listed below and were selected because they are publicly traded companies in the Company's industry.

Selected Travel/Local

The Priceline Group Inc.
TripAdvisor, Inc.
Expedia, Inc.
Yelp Inc.
Groupon, Inc.
GrubHub Inc.
HomeAway, Inc.
Angie's List, Inc.

Selected Other Consumer Verticals

Zillow, Inc.
REA Group Ltd.
Rightmove plc
Shutterstock, Inc.
WebMD Health Corp.
Bankrate, Inc.
Moneysupermarket.com Group PLC
Trulia, Inc.
eHealth, Inc.
Everyday Health, Inc.

        Based upon research analyst consensus estimates for calendar year 2015, and using the closing prices as of June 11, 2014 for shares of the selected companies, Qatalyst calculated, among other things, the implied fully diluted enterprise value divided by the estimated EBITDA for calendar year 2015, which are referred to herein as the "CY2015E EBITDA Multiples," for each group of the selected companies. The low, high, median and mean CY2015E EBITDA Multiples among the selected travel/local companies analyzed were 8.2x, 47.1x, 17.8x and 21.5x, respectively, and among the selected other consumer verticals were 10.8x, 58.1x, 16.2x, and 22.2x, respectively. The implied fully diluted enterprise value divided by the estimated EBITDA for calendar year 2015 for the Company was 15.5x based on the Street Projections and 15.5x based on the Financial Forecasts.

        Based on an analysis of the CY2015E EBITDA Multiples for the selected companies, Qatalyst selected a representative range of 12.0x to 20.0x and applied this range to the Company's estimated calendar year 2015 EBITDA based on each of the Financial Forecasts and the Street Projections. Based on the Company's fully-diluted shares (using treasury stock method), including common stock RSUs and options outstanding as provided by management of the Company as of June 10, 2014, this analysis implied a range of values for the Shares of approximately $56.64 to $89.61 per share based on the Financial Forecasts and approximately $56.66 to $89.65 per share based on the Street Projections.

        No company included in the selected companies analysis is identical to the Company. In evaluating the selected companies, Qatalyst made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of the Company, such as the impact of competition on the business of the Company and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis, such as determining the arithmetic mean, median, or the high or low, is not in itself a meaningful method of using selected company data.

Miscellaneous

        In connection with the review of the Transaction by the Company Board, Qatalyst performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily amenable to a partial analysis or summary description. In arriving at its opinion, Qatalyst considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Qatalyst believes that selecting any portion of its analyses, without considering all analyses as a whole, could create a misleading or incomplete view of the process underlying its analyses and opinion. In addition, Qatalyst may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Qatalyst's view of the actual value of the Company. In performing its analyses, Qatalyst made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. Any estimates contained in Qatalyst's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

        Qatalyst conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the $103.00 per share cash consideration to be received by the holders of Shares, other than Parent or any affiliates of Parent, pursuant to the Merger Agreement, and in connection with the delivery of its opinion to the Company Board. These analyses do not purport to be appraisals or to reflect the price at which the Shares might actually trade.

        Qatalyst's opinion and its presentation to the Company Board was one of many factors considered by the Company Board in deciding to approve the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Company Board with respect to the consideration to be received by the Company's stockholders pursuant to the Transaction or of whether the Company Board would have been willing to agree to a different consideration. The consideration was determined through arm's-length negotiations between the Company and Parent and was approved by the Company Board. Qatalyst provided advice to the Company during these negotiations. Qatalyst did not, however, recommend any specific consideration to the Company or that any specific consideration constituted the only appropriate consideration for the Transaction.

        Qatalyst provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Parent or certain of their respective affiliates. During the two year period prior to the date of Qatalyst's opinion, no material relationship existed between Qatalyst or any of its affiliates and the Company or Parent pursuant to which compensation was received by Qatalyst or its affiliates. However, Qatalyst and/or its affiliates may in the future provide investment banking and other financial services to the Company and Parent or any of their respective affiliates for which it would expect to receive compensation.

        Under the terms of its engagement letter, Qatalyst provided the Company with financial advisory services in connection with the proposed Transaction for which it will be paid approximately $27 million, $3.5 million of which was payable upon delivery of its opinion, and the remaining portion of which will be paid upon, and subject to, consummation of the Offer. The Company has also agreed to reimburse Qatalyst for its expenses incurred in performing its services. The Company has also agreed to indemnify Qatalyst and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Qatalyst or any of its affiliates against certain liabilities, including liabilities under the federal securities law, and expenses related to or arising out of Qatalyst's engagement.

Intent to Tender.

        To the knowledge of the Company after making reasonable inquiry, all of the Company's executive officers and directors, currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, each of the Company's directors and executive officers has entered into the Tender Support Agreement, pursuant to which he has agreed, in his capacity as a stockholder of the Company, to tender all of his Shares, as well as any additional Shares that he may acquire (pursuant to the exercise of Company stock options, the vesting of Company restricted stock units or otherwise), to Acquisition Sub in the Offer. See Item 3 above under the heading "Arrangements with Acquisition Sub and Parent—Tender Support Agreement."

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

        Information pertaining to the retention of Qatalyst by the Company in Item 4 under the heading "Background and Reasons for the Company Board's Recommendation—Opinion of the Company's Financial Advisor" is hereby incorporated by reference in this Item 5.

        Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company's stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.    Interest in Securities of the Subject Company.

        Other than in the ordinary course of business in connection with the Company's employee and non-employee director benefit plans, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company's knowledge, any of the directors or executive officers of the Company, except for the following:

  •
  Each of the Company's directors and executive officers, in his capacity as a stockholder of the Company, entered into the Tender Support Agreement, dated June 12, 2014, with Parent and Acquisition Sub, as described under Item 3 above; and

  •
  See chart of transactions below:

Identity of Person	Date of Transaction	Number of Shares	Price Per Share		Nature of Transaction
Joseph Essas	04/21/2014	4,167	$37.69		Shares acquired pursuant to exercise of stock options.
Joseph Essas	04/21/2014	4,167	$72.2873	(1)	Sale effected pursuant to a Rule 10b5-1 trading plan.
Joseph Essas	05/19/2014	4,166	$37.69		Shares acquired pursuant to exercise of stock options.
Joseph Essas	05/19/2014	2,496	$63.5826	(2)	Sale effected pursuant to a Rule 10b5-1 trading plan.
Joseph Essas	05/19/2014	1,670	$64.0703	(3)	Sale effected pursuant to a Rule 10b5-1 trading plan.
Joseph Essas	06/19/2014	4,167	$37.69		Shares acquired pursuant to exercise of stock options.
Joseph Essas	06/19/2014	4,167	$105.1189	(4)	Sale effected pursuant to a Rule 10b5-1 trading plan.
I. Duncan Robertson	04/23/2014	3,000	$39.01		Shares acquired pursuant to exercise of stock options.
I. Duncan Robertson	04/23/2014	2,133	$71.273	(5)	Sale effected pursuant to a Rule 10b5-1 trading plan.
I. Duncan Robertson	04/23/2014	867	$72.1368	(6)	Sale effected pursuant to a Rule 10b5-1 trading plan.
I. Duncan Robertson	05/23/2014	3,000	$39.01		Shares acquired pursuant to exercise of stock options.

Identity of Person	Date of Transaction	Number of Shares	Price Per Share		Nature of Transaction
I. Duncan Robertson	05/23/2014	2,700	$63.1004	(7)	Sale effected pursuant to a Rule 10b5-1 trading plan.
I. Duncan Robertson	05/23/2014	300	$63.775	(8)	Sale effected pursuant to a Rule 10b5-1 trading plan.
I. Duncan Robertson	06/13/2014	24,000	$39.01		Shares acquired pursuant to exercise of stock options.
I. Duncan Robertson	06/13/2014	22,900	$103.6889	(9)	Sale effected pursuant to a Rule 10b5-1 trading plan.
I. Duncan Robertson	06/13/2014	1,100	$104.4932	(10)	Sale effected pursuant to a Rule 10b5-1 trading plan.
Michael E. Dodson	06/13/2014	5,258	$4.875		Shares acquired pursuant to exercise of stock options.
Michael E. Dodson	06/13/2014	5,160	$24.97		Shares acquired pursuant to exercise of stock options.
Michael E. Dodson	06/13/2014	10,018	$103.6879	(11)	Sale effected pursuant to a Rule 10b5-1 trading plan.
Michael E. Dodson	06/13/2014	400	$104.485	(12)	Sale effected pursuant to a Rule 10b5-1 trading plan.

(1)
The transaction was executed in multiple trades in prices ranging from $71.85 to $72.81, inclusive. The price reported above reflects the weighted average sale price.

(2)
The transaction was executed in multiple trades in prices ranging from $62.905 to $63.89, inclusive. The price reported above reflects the weighted average sale price.

(3)
The transaction was executed in multiple trades in prices ranging from $63.92 to $64.46, inclusive. The price reported above reflects the weighted average sale price.

(4)
The transaction was executed in multiple trades in prices ranging from $104.79 to $105.52, inclusive. The price reported above reflects the weighted average sale price.

(5)
The transaction was executed in multiple trades in prices ranging from $70.69 to $71.68, inclusive. The price reported above reflects the weighted average sale price.

(6)
The transaction was executed in multiple trades in prices ranging from $71.70 to $72.59, inclusive. The price reported above reflects the weighted average sale price.

(7)
The transaction was executed in multiple trades in prices ranging from $62.7354 to $63.7036, inclusive. The price reported above reflects the weighted average sale price.

(8)
The transaction was executed in multiple trades in prices ranging from $63.76 to $63.79, inclusive. The price reported above reflects the weighted average sale price.

(9)
The transaction was executed in multiple trades in prices ranging from $103.3891 to $104.35, inclusive. The price reported above reflects the weighted average sale price.

(10)
The transaction was executed in multiple trades in prices ranging from $104.4175 to $104.57, inclusive. The price reported above reflects the weighted average sale price.

(11)
The transaction was executed in multiple trades in prices ranging from $103.3891 to $104.35, inclusive. The price reported above reflects the weighted average sale price.

(12)
The transaction was executed in multiple trades in prices ranging from $104.47 to $104.50, inclusive. The price reported above reflects the weighted average sale price.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as indicated in this Schedule 14D-9, (i) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (a) a tender offer for or other acquisition of the Company's securities by the Company, any of its subsidiaries, or any other person; (b) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (d) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (ii) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (i) of this Item 7.

        In addition, pursuant to Section 7.03 of the Merger Agreement, the Company has agreed that, except as expressly permitted by the non-solicitation provisions of the Merger Agreement, during the period from the date of the Merger Agreement until the earlier of the time Acquisition Sub accepts for payment Shares tendered in the Offer and the termination of the Merger Agreement, it will not, and will not authorize or permit any of its subsidiaries or any of its representatives to, directly or indirectly: (a) solicit, initiate, or knowingly encourage any inquiry, expression of interest, proposal or offer that constitutes or could reasonably be expected to result in an Acquisition Proposal; (b) enter or participate in any discussions or negotiations with any person other than Parent or the Acquisition Sub (or their affiliates or representatives) in furtherance of or for the purpose of obtaining any Acquisition Proposal; (c) furnish any information relating to the Company or any of its subsidiaries to any person other than Parent or Acquisition Sub (or their affiliates or representatives) in connection with or in response to an Acquisition Proposal; (d) accept any Acquisition Proposal or enter into any agreement, arrangement or understanding (other than certain permitted confidentiality agreements) relating to any Acquisition Proposal with any person other than Parent or Acquisition Sub (or their affiliates or representatives); or (e) submit any Acquisition Proposal to the vote of the Company stockholders.

Item 8.    Additional Information.

Notice of Appraisal Rights.

        No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL ("Section 262").

        The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this Schedule 14D-9 as Annex II. All references in Section 262 and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 as well as the information discussed below.

        Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 and (iii) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The "fair value" could be greater than, less than or the same as the Consideration or the consideration payable in the Merger (which is equivalent in amount to the Consideration).

        Under Section 262, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        If a stockholder elects to exercise appraisal rights under Section 262, such stockholder must do all of the following:

  •
  within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is June 25, 2014) deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender their Shares in the Offer; and

  •
  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder.

        All written demands for appraisal should be addressed to OpenTable, Inc., One Montgomery Street, 7th Floor, San Francisco, California 94104, attention: General Counsel. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder's name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal.

        Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

        After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value.

        After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

        In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger[.]" In Cede & Co. v. Technicolor,  Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion that does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Consideration or the consideration payable in the Merger (which is equivalent in amount to the Consideration) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262. Although the Company believes that the Consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Consideration or the consideration payable in the Merger (which is equivalent in amount to the Consideration). Neither Parent nor the Company anticipates offering more than the Consideration to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the fair value of a Share is less than the Consideration or the consideration payable in the Merger (which is equivalent in amount to the Consideration).

        Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder's certificates. The Delaware Court of Chancery's decree may be enforced as other decrees in such Court may be enforced.

        If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

        If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder's right to appraisal, such stockholder's Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in the Merger. A stockholder will fail to perfect, or effectively lose, the stockholder's right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 and accept the consideration payable in the Merger.

        If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

        The foregoing summary of the rights of the Company's stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as Annex II to this Schedule 14D-9.

Anti-takeover Statute.

        As a Delaware corporation, the Company is subject to Section 203 of the DGCL ("Section 203"). In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the Tender Support Agreement, as described in this Schedule 14D-9 and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Golden Parachute Compensation.

        The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Offer and the Merger and that may be paid or become payable to the Company's named executive officers, which is referred to as the "golden parachute" compensation. The information set forth in the table below is intended to comply with

Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of the Company's named executive officers that is based on or otherwise relates to the Merger.

        Please note that the amounts indicated below are estimates based on the material assumptions described in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information not currently available and, as a result, the actual amounts, if any, that may be paid or become payable to a named executive officer may differ materially from the amounts set forth below. Furthermore, for purposes of calculating such amounts, the Company has assumed the following:

  •
  the price per Share paid by Parent in the Offer is $103.00 per Share;

  •
  the Merger closed on June 19, 2014, the last practicable date prior to the filing of this Schedule 14D-9; and

  •
  the named executive officers were terminated without cause or due to a constructive termination immediately following the Merger on June 19, 2014, which is the last practicable date prior to the filing of this Schedule 14D-9.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Matthew J. Roberts	$500,000	$33,690,851	$19,323	$34,210,174
I. Duncan Robertson	$150,000	$4,259,110	$6,237	$4,415,347
Joseph Essas	$175,000	$1,632,815	$9,768	$1,817,583
Michael Dodson	$—	$6,880,645	$—	$6,880,645

(1)
Amounts reported consist of (i) 12 months of base salary continuation (for Mr. Roberts) or (ii) 6 months of base salary continuation (for Messrs. Robertson and Essas). These double-trigger cash severance amounts are payable pursuant to the named executive officers' offer letter agreements if the named executive officer is terminated without cause or due to a constructive termination, in either case, within 12 months following the Merger. See "Item 3—Arrangements with Current Executive Officers and Directors of the Company—Offer Letter Agreements" for more information on these arrangements.

(2)
Amounts reported consist of (i) for Mr. Roberts, 12 months' double-trigger accelerated vesting of all outstanding equity awards held by him and (ii) for Messrs. Robertson and Essas, 6 months' double-trigger accelerated vesting of all outstanding equity awards held by them, in each case, pursuant to the named executive officers' offer letter agreements if the named executive officer is terminated without cause or due to a constructive termination, in either case, within 12 months following the Merger. In addition, amounts include single-trigger cash payments to the applicable named executive officer in connection with the termination and payment of vested Company Options upon the closing of the Merger pursuant to the terms and conditions of the Merger Agreement. Amounts reflected herein are exclusive of the payment of any Fractional Cancelled Option Consideration. See "Item 3—Arrangements with Current Executive Officers and Directors of the Company" for more information on these arrangements.

(3)
Amount reported consists of (i) 12 months (for Mr. Roberts) or (ii) 6 months (for Messrs. Robertson and Essas) of double-trigger Company-subsidized health care continuation if the named executive officer is terminated without cause or due to a constructive termination, in either case, within 12 months following the Merger. See "Item 3—Arrangements with Current Executive Officers and Directors of the Company—Offer Letter Agreements" for more information on these arrangements.

Narrative to Golden Parachute Compensation Table

        Pursuant to the Merger Agreement, at the Effective Time, each Company Option that is outstanding and vested as of immediately prior to the Effective Time, including Company Options held by the named executive officers, will be cancelled and converted into the right to receive the Option Consideration (defined above). In addition, each Company Option that is outstanding and unvested as of immediately prior to the Effective Time will be assumed by Parent and converted into an Assumed Option and the Fractional Cancelled Option Consideration (as described above). For additional information regarding the payment of the Option Consideration and the conversion of unvested Company Options, please see "Item 3—Arrangements with Current Executive Officers and Directors of the Company—Effect of the Merger on Stock Options and Restricted Stock Units" and the footnote disclosure to the Golden Parachute Table above.

        In addition, pursuant to their respective offer letter agreements with the Company, each of Messrs. Roberts, Robertson and Essas is entitled to receive certain double-trigger severance payments and benefits upon a termination of employment without "cause" or due to a "constructive termination" (each such term as defined in the applicable offer letter agreement) within twelve months following the closing of the Merger. These severance benefits and payments are subject to the applicable executive officer's execution and non-revocation of a general release of claims, and consist of (i) continued payment of base salary, (ii) accelerated vesting of certain equity awards, and (iii) Company-subsidized health care continuation. For additional information regarding these payments and benefits, please see "Item 3—Arrangements with Current Executive Officers and Directors of the Company—Offer Letter Agreements," and the footnote disclosure to the Golden Parachute Compensation Table above.

Certain Litigation.

        Following the announcement of the execution of the Merger Agreement, three purported stockholder class actions were filed challenging the transaction. All of the actions were filed in the Court of Chancery of the State of Delaware (the "Delaware Actions"): (i) Raul v. OpenTable, Inc., et al., No. 9776-CB (filed June 17, 2014); (ii) Guerra v. OpenTable, Inc., et al., No. 9786-CB (filed June 18, 2014); and (iii) Seibert v. OpenTable, Inc., et al., No. 9790-CB (filed June 19, 2014).

        The complaints name as defendants the Company, the members of the Company Board, Parent and Acquisition Sub. The lawsuits allege that the members of the Company Board breached their fiduciary duties to the Company's stockholders in connection with the proposed transaction, and that the Merger Agreement involves an unfair price, was the product of an inadequate sales process, and contains unreasonable deal protection devices that purportedly preclude competing offers. The complaints further variously allege that the Company, Parent and/or Acquisition Sub aided and abetted the purported breaches of fiduciary duty. The lawsuits seek injunctive relief, including enjoining or rescinding the Merger, and an award of other unspecified attorneys' and other fees and costs, in addition to other relief.

        The outcome of these matters cannot be predicted with any certainty. A preliminary injunction could delay or jeopardize the completion of the Offer or the Merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Offer or the Merger. The Company believes that these actions have no merit and intends to defend vigorously against them.

Regulatory Approvals.

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants "early termination" of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such requirements.

        The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Acquisition Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company or of their respective subsidiaries and affiliates. U.S. state attorneys general and private parties may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Acquisition Sub may not be obligated to consummate the Offer or the Merger.

        Pursuant to the HSR Act, Parent and the Company filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on June 19, 2014 and June 20, 2014, respectively, for review in connection with the Offer.

        The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings under the HSR Act that would be required for Parent's or Acquisition Sub's acquisition or ownership of the Shares.

Stockholder Approval Not Required.

        Neither Parent nor Acquisition Sub is, nor at any time for the past three years has been, an "interested stockholder" of the Company as defined in Section 203 of the DGCL. Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder votes or consents will be necessary to effect the Merger.

Annual and Quarterly Reports.

        For additional information regarding the business and the financial results of the Company, please see the Company's Annual Report on Form 10-K for the year ended December 31, 2013 (the "10-K") and the Company's Quarterly Reports on Form 10-Q for the quarter ended March 31, 2014 (the "10-Q").

Cautionary Note Regarding Forward-Looking Statements.

        Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to the Company's business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements." These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as "believes," "plans," "anticipates," "projects," "estimates," "expects," "intends," "strategy," "future," "opportunity," "may," "will," "should," "could," "potential," or similar expressions. Such forward-looking statements include the ability of the Company, the Acquisition Sub and Parent to complete the transactions contemplated by the Merger Agreement, including the parties' ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the Company's stockholders will tender their shares of common stock in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the transactions on the Company's business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of the Company, including the risks and uncertainties detailed in the Company's public filings with the SEC from time to time, including the 10-K and the 10-Q, as well as the tender offer documents to be filed by Parent and Acquisition Sub. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Item 9.    Exhibits.

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated June 25, 2014 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of The Priceline Group Inc. and Rhombus, Inc. filed with the SEC on June 25, 2014).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO of The Priceline Group Inc. and Rhombus, Inc. filed with the SEC on June 25, 2014).
(a)(3)	Opinion of Qatalyst Partners LP dated June 12, 2014 (included as Annex I to this Schedule 14D-9).
(a)(4)
Joint Press Release issued by the Company and The Priceline Group Inc., dated June 13, 2014 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on June 13, 2014).
(a)(5)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO of The Priceline Group Inc. and Rhombus, Inc. filed with the SEC on June 25, 2014).
(a)(6)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO of The Priceline Group Inc. and Rhombus, Inc. filed with the SEC on June 25, 2014).
(a)(7)
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO of The Priceline Group Inc. and Rhombus, Inc. filed with the SEC on June 25, 2014).

Exhibit Number	Description
(a)(8)	Summary Advertisement, published June 25, 2014 in The New York Times (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO of The Priceline Group Inc. and Rhombus, Inc. filed with the SEC on June 25, 2014).
(e)(1)
Agreement and Plan of Merger, dated June 12, 2014, by and among The Priceline Group Inc., Rhombus, Inc. and the Company (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on June 13, 2014).
(e)(2)
Form of Indemnification Agreement made by and between OpenTable, Inc. and each of its directors, officers and some employees (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K (File No. 001-34357) filed with the SEC on February 21, 2014).
(e)(3)
Amended and Restated Offer Letter Agreement, between the Company and Matthew Roberts, dated January 3, 2012 (incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K (File No. 001-34357) filed with the SEC on February 21, 2014).
(e)(4)
Amended and Restated Offer Letter Agreement, between the Company and Duncan Robertson, dated January 4, 2012 (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K (File No. 001-34357) filed with the SEC on February 21, 2014).
(e)(5)
Offer Letter Agreement, dated June 8, 2012, by and between the Company and Joseph Essas (incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K (File No. 001-34357) filed with the SEC on February 21, 2014).
(e)(6)
Offer Letter, by and between the Company and Michael Dodson, dated March 2, 2002 (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K (File No. 001-34357) filed with the SEC on February 21, 2014).
(e)(7)	Confidentiality Agreement dated April 23, 2014 by and between the Company and Parent.
(e)(8)
Form of Tender Support Agreement dated June 12, 2014 by and between The Priceline Group Inc., Rhombus, Inc. and each stockholder of the Company named therein (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed with the SEC on June 13, 2014).
(g)	Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

OpenTable, Inc.
By:	/s/ MATTHEW J. ROBERTS Name: Matthew J. Roberts Title: President and Chief Executive Officer

Dated: June 25, 2014

ANNEX I

June 12, 2014

Board of Directors
OpenTable, Inc.
1 Montgomery Street, Suite 700
San Francisco, California 94104

Members of the Board:

        We understand that OpenTable, Inc. (the "Company"), The Priceline Group Inc. ("Parent"), and Rhombus, Inc., a wholly owned subsidiary of Parent ("Acquisition Sub"), have entered into an Agreement and Plan of Merger, dated as of June 12, 2014 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the "Tender Offer") for all outstanding shares of common stock of the Company, par value $0.0001 per share ("Company Common Stock"), for $103.00 in cash and (ii) the subsequent merger of Acquisition Sub with and into the Company (the "Merger" and, together with the Tender Offer, the "Transaction"). Pursuant to the Merger, the Company will become a wholly owned subsidiary of Parent, and each outstanding share of Company Common Stock, other than shares that are owned directly by Parent or Acquisition Sub immediately prior to the effective time of the Merger or held in treasury by the Company or by any of its wholly-owned subsidiaries (in each case, other than any such shares held on behalf of third parties) and shares as to which the holder thereof shall have properly demanded, and continues to be entitled to, appraisal rights, will be converted into the right to receive $103.00 in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

        You have asked for our opinion as to whether the consideration to be received by the holders of shares of Company Common Stock, other than Parent or any affiliates of Parent (the "Holders"), pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

        For purposes of the opinion set forth herein, we have reviewed the Merger Agreement, certain related documents and certain publicly available financial statements and other business and financial information of the Company. We have also reviewed certain forward-looking information prepared by management of the Company, including financial projections and operating data of the Company (collectively, the "Company Projections"). Additionally, we discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company. We also reviewed the historical market prices and trading activity for Company Common Stock and compared the financial performance of the Company and the prices and trading activity of Company Common Stock with that of certain other selected publicly-traded companies and their securities. In addition, we performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

        In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, us by the Company. With respect to the Company Projections, we have been advised by the management of the Company, and have assumed, that they have been reasonably

I-1

prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and other matters covered thereby. We have assumed that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement, without any modification or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company or the contemplated benefits expected to be derived in the proposed Transaction. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. In addition, we have relied, without independent verification, upon the assessment of the management of the Company as to the existing and future technology and products of the Company and the risks associated with such technology and products.

        We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services payable upon rendering of this opinion. We will also receive an additional, larger fee if the Tender Offer is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Qatalyst or any of its affiliates and the Company or Parent pursuant to which compensation was received by Qatalyst or its affiliates; however, Qatalyst and/or its affiliates may in the future provide investment banking and other financial services to the Company or Parent and their respective affiliates for which we would expect to receive compensation.

        Qatalyst provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Parent or certain of their respective affiliates.

        This opinion has been approved by our opinion committee in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. This opinion does not constitute a recommendation as to whether any Holder should tender shares of Company Common Stock in connection with the Tender Offer and does not in any manner address the price at which Company Common Stock will trade at any time.

        Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the Holders pursuant to the Merger Agreement and we express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to such consideration.

        Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the Holders pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

Yours faithfully,

/s/ Qatalyst Partners LP

QATALYST PARTNERS LP

I-2

ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW—RIGHTS OF APPRAISAL

Appraisal Rights.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation", and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation".

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.